Exhibit 21.1

List of GreenHunter Energy, Inc. Subsidiaries

1.	GreenHunter Water, LLC, a Delaware limited liability company

2.	Wilson Hunter Water Disposal, LLC, a Texas limited liability company

3.	GreenHunter Renewable Power, LLC, a Delaware limited liability company

4.	GreenHunter Wind Energy, LLC, a Wyoming limited liability company

5.	GreenHunter Mesquite Lake, LLC, a Delaware limited liability company